
a2a
energie in comune


08005151

FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

September 25, 2008

AEM SPA

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone

Encl.

PROCESSED
OCT 03 2008
THOMSON REUTERS

SEC Mail Processing Section
SEP 29 2008
Washington, DC
106

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu


IRIDE


a2a
energie in comune


GAZPROM


ZMB

PRESS RELEASE

A2A/Iride and Gazprom Export
SIGN A JOINT VENTURE AGREEMENT AND A LONG-TERM SUPPLY CONTRACT

Milan, 25 September 2008 - A2A SpA and Iride Spa have signed today an agreement with two companies of the Gazprom group (Gazprom Export LLC and ZMB GmbH) for the creation of a joint venture that will operate on the Italian natural gas market. It has been also signed with the Gazprom group a long-term contract to supply natural gas to the Joint Venture.

The supply contract provides for an initial annual volume of 900 Mcm, potentially growing in the following years. The contract will take effect from October 1st, 2008 and will last until 2022, with possible extension for additional 5 years. Plurigas will manage the gas shipping in the start-up phase of the Joint Venture.

The Joint Venture Agreement sets out the process that will lead A2A and Iride to create a corporate vehicle (70% A2A and 30% Iride), which in turn will be the 50% partner of Gazprom in the Joint Venture. The JV will operate directly on the gas market. The Chairman of the Joint Venture will be appointed for the foreign partners by Gazprom, while the Managing Director will be appointed for the Italian partners by A2A.

The closing of the transaction is expected to take place by the end of 2008, after finalization of contract documents, including shareholders' agreements of the two companies, and after authorization from the competent authorities.

With this initiative, A2A and Iride start an important cooperation with the largest world producer of natural gas, proceeding in the implementation of its supply diversification strategy, aimed at the fulfillment of both its own power plants needs and the demand of its customers. A2A currently manages a portfolio of about 6 Bcm of natural gas and, also considering its participation in Edison SpA, positions itself as the third Italian operator in the gas sector.

Iride currently manages a portfolio of about 2 Bcm of natural gas and it is developing two regasification terminals in Italy (Livorno and Gioia Tauro).

ZMB GmbH (ZMB) founded in 1993 is a wholly-owned subsidiary of GAZPROM Export. The company is focused on the marketing of natural gas of Russian and Central Asian origin in Europe. The core business areas are production, trading and storing of natural gas. Via its subsidiaries Gazprom Marketing & Trading Ltd., ZMB operates in the UK, Belgium, the Netherlands, France and the USA on the one hand, and via ZMB (Schweiz) AG in Eastern Europe and CIS countries, on the other hand. Currently more than 20 countries in Central and Western Europe are supplied with gas.

GAZPROM Export is the world's leading exporter of natural gas shipping the "blue fuel" from Russia to Europe and CIS countries.

For further information:

A2A SpA
Communication and External Relations
Press Office
Tel. (39) 027720.4582 - ufficiostampa@a2a.eu
Investor Relations
Tel. (39) 027720.3879 - ir@a2a.eu
www.a2a.eu

Iride S.p.A.
Investor relations
Francesco Sava –010 5586589; Enrico Pochettino-011 4098159
Media relations
Fabrizio Gaudio – 011 4098146 – 348 5549716 – fabrizio.gaudio@gruppo-iride.it
Barabino & Partners 010 2725048 – Roberto Stasio 335 5332483
– Stefano Amoroso 340 2838136

ZMB GmbH
Press Office
Mr Burkhard Woelki
Head of Communication
Tel. +49 30 20195-152
E-Mail: burhard.woelki@gazprom-germania.de

END